L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750, Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

October 31, 2014

Ms. Kristi Marrone
Mr. William Demarest
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Resource Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-32733

Dear Ms. Marrone and Mr. Demarest:

On behalf of Resource Capital Corp. (the “Company”), this letter is to respond to comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 set forth in Ms. Marrone’s letter dated October 20, 2014. For convenience, we set forth each comment in italics, followed by the Company’s response.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Funds from Operations, page 77

1.
We have reviewed your response to comment 1 from our letter dated September 25, 2014. In future filings, please expand your disclosure describing AFFO and how it is calculated to include all relevant adjustments, including tax planning, and the rationale for their inclusion.

Ms. Kristi Marrone
Mr. William Demarest
Securities and Exchange Commission
October 31, 2014

The Company advises that, in future filings, it will expand its disclosure describing AFFO and how it is calculated as follows:

“AFFO is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.  We calculate AFFO by adding or subtracting from FFO the impact of non-cash accounting items as well as the effects of items that we deem to be non-recurring in nature. We deem transactions to be non-recurring if a similar transaction has not occurred in the past two years, and if we do not expect a similar transaction to occur in the next two years. We adjust for these non-cash and non-recurring items to analyze our ability to produce cash flow from on-going operations, which we use to pay dividends to our shareholders. Non-cash adjustments to FFO include the following: impairment losses resulting from fair value adjustments on financial instruments; provisions for loan losses; equity investment gains and losses; straight-line rental effects; share based compensation expense; amortization of various deferred items and intangible assets; gains on sales of property that are wholly owned or owned through a joint venture; the cash impact of capital expenditures that are related to our real estate owned; and REIT tax planning adjustments, which primarily relate to accruals for owned properties for which we made a foreclosure election and adjustments to tax estimates with respect to the final resolution of foreclosed property when it is listed for sale. In addition, we calculate AFFO by adding and subtracting from FFO the realized cash impacts of the following: extinguishment of debt, reissuances of debt, sales of property and capital expenditures.”

2.
Please clarify to us the nature of the adjustments for taxes related to foreclosed properties, both at foreclosure and at the time of sale. In your response, tell us how these adjustments affected the carrying value of the properties, if at all, and their impact on the recorded gain or loss on sale.

The Company advises that its adjustments for taxes related to foreclosed properties are the estimated taxes payable by the Company as a result of making a tax foreclosure election as a tax planning strategy. As such, these adjustments do not affect the carrying values of the properties or directly impact the recorded gain or loss on sale of such properties.

Adjustments for taxes related to foreclosed properties arise out of the requirement, under generally accepted accounting principles, for the Company to project, and to accrue based on that projection, its foreclosure tax obligation for the fiscal year as of the interim reporting date. Foreclosure taxes are estimated and accrued based on estimated gains or losses from the sale of such properties plus or minus estimated net taxable income (loss) from the foreclosed properties’ on-going rental operations. As these taxes are based on estimates, the Company does not recognize the expense for AFFO purposes until the tax is known and remitted.

3.
Your response to comment 1 from your letter dated September 25, 2014 indicates that you consider the taxes related to an election during a limited period in 2012 for certain subsidiaries to be classified as taxable REIT subsidiaries to be non-recurring. Please confirm to us that you do not believe that similar charges are reasonably likely to occur within two years nor were there similar charges within the prior two years.

The Company confirms that it does not believe that similar charges are reasonably likely to occur within two years nor were similar charges taken within the prior two years.

Ms. Kristi Marrone
Mr. William Demarest
Securities and Exchange Commission
October 31, 2014

4.
Your response to comment 2 from our letter dated September 25, 2014 indicates that AFFO is a cash flow measure. Similarly, disclosure on page 77 states that AFFO is used to “measure a real estate company’s cash flow generated by operations.” Please reconcile these statements with your characterization of AFFO as a performance measure.

The Company believes that, in general, a performance measure is defined as a quantifiable indicator used to assess how well a business is achieving its desired objectives. The Company’s objectives are stated at page 4 of its Form 10-K report: “to provide our stockholders with total returns over time, including quarterly distributions and capital appreciation, while seeking to manage the risks associated with our investment strategies.” Thus, one of the Company’s principal objectives is to generate the cash necessary to make distributions. As discussed at page 77 of the Form 10-K report, the Company uses AFFO, as well as FFO, as its “primary operating measures to determine distributions to shareholders.” Since AFFO measures the ability of the Company to generate distributions to its shareholders, which is a principal business objective, the Company believes it appropriately characterizes AFFO as a performance measure because it measures how well the Company is achieving that objective.

Consolidated Statements of Income, page 91

5.
Your response to comment 3 from our letter dated September 25, 2014 references CON 6. However, we note that through September 30, 2012 you did not classify these items as revenue. Please tell us specifically how your business has changed since that time such that these items are now considered part of your ongoing major and central operations. In your response, please address 1) the value of the investments in question relative to the loans you hold for investment and 2) what consideration you gave to Rule 9-04.13 of Regulation S-K.

The Company advises that, in conjunction with implementing improvements to its consolidated financial statements as a result of the comment letter review process for fiscal 2011 that occurred during the fourth quarter of 2012, the Company qualitatively reevaluated the presentation of its consolidated financial statements as a reflection of its then current operations. Based upon that reevaluation, the Company determined that it had begun to dedicate significant managerial and financial resources, including the addition of dedicated portfolio managers and significant capital investments, to aspects of its investment platform that it had previously included in “Other Revenue (Expense).” As of September 30, 2014, the Company has estimated the value of its investments in these areas as approximately $237.1 million relative to its investments in loans held for investment balance of $1.1 billion.

Ms. Kristi Marrone
Mr. William Demarest
Securities and Exchange Commission
October 31, 2014

With respect to Rule 9-04.13 of Regulation S-X, the Company advises that, although it did consider the rule, it does not believe that it is applicable to the Company, for two reasons. First, Article 9 of Regulation S-X is specifically directed at bank holding companies and banks (Rule 9-01) and not diversified real estate finance companies, such as the Company. Thus, on its face, the rule is not applicable to the Company. Second, even if Rule 9-04.13 were deemed to provide general guidance for entities other than banks and bank holding companies, the Company notes that the format provided by the rule is particularly designed to reflect how most banks and bank holding companies conduct their operations and is not particularly designed to reflect the more diverse operations of entities such as the Company. In this regard, the Company notes that it believes that the items listed in Rule 9-04.13 as coming within “Other” may be peripheral to a bank’s or bank holding company’s principal focus of taking in deposits, making loans or investments in securities and maintaining its regulatory capital levels. In contrast, the Company provides not only loans but also other forms of financing (such as preferred equity investments), and owns and, through its manager, operates real properties, participates in joint ventures, owns and operates companies with real estate-related and other businesses and makes similar investments. Based upon both the revenue generated by these activities, and the value of them as referred to in the previous paragraph, these investments have become important to the Company’s overall business and ability to meet its business objectives of providing stockholder distributions and capital appreciation, and thus have become a part of its major and central operations.

Very truly yours,

/s/ J. Baur Whittlesey
J. Baur Whittlesey